As filed with the Securities and Exchange Commission on February 10, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                         For the month of February 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               75, Route de Longwy
                                LU-8080 Bertrange
                                   Luxembourg
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F...X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes...... No...X....

                                   METRO Logo



FOR IMMEDIATE RELEASE                                           10 February 2003


                                CHANGES TO LOANS

Metro International S.A. ("Metro"), the international newspaper group, today announced that both Industriforvaltnings AB Kinnevik and Modern Times Group MTG AB have agreed to amend the loan repayment terms of existing loans to Metro.

Kinnevik has agreed not to call in the loan to Metro of SEK 442 million during 2003. The loan has no fixed term and bears interest at STIBOR plus three per cent per annum.

MTG has deferred repayment of its existing loan to Metro of US23.5 million by twelve months until 15 August 2004. This loan bears interest at an annual rate of LIBOR plus two per cent and had been due for repayment on 15 August 2003. MTG has also extended the period of conversion of the US$22.1 million of Metro International convertible debentures by twelve months until 23 May 2004. These convertible debenture notes bear interest at six per cent per annum and were due for conversion by 23 May 2003 at a strike price of US$ 1.42 per share.

Metro's financial results for the fourth quarter and twelve months ended 31 December 2002 will be released tomorrow, Tuesday 11 February 2003.

For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul.

Metro International S.A. 'A' and 'B' shares are listed on NASDAQ and the Stockholmsborsen under the symbols MTROA and MTROB.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

                            Metro International S.A.
                               75, Route de Longwy
                          LU-8080 Bertrange, Luxembourg
                                  www.metro.lu

                                   SIGNATURES
         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                             By: /s/ Anders Fullman
                                                 -----------------------
                                             Name:  Anders Fullman
                                             Title: Vice President
                                                    of Metro International SA


Date:    February 10, 2003